

Mail Stop 3561

February 26, 2007

Mr. Ronald Almadova
President
Natural Alternative Products, Inc.
10300 West Charleston Blvd., Ste. 13-35
Las Vegas, NV 89135

> Re: **Natural Alternative Products, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed September 27, 2006**
> **File No. 0-27623**

Dear Mr. Almadova:

We issued comments to you on the above captioned filing on January 30, 2007 via the above address and facsimile at 702-438-0932. Our letter has been returned to us, and telephone messages left at 702-303-7035, the telephone number included on your most recent Exchange Act filings, have been unanswered. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dave Walz at 202-551-3358 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant